UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rosetta Genomics Ltd.

File No. 001-33042 - CF#23833

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Rosetta Genomics Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 30, 2009.

Based on representations by Rosetta Genomics Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.16	through June 30, 2011
Exhibit 4.17	through June 30, 2019
Exhibit 4.18	through June 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel